

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2022

Jane Novak
Chief Financial Officer
CF Acquisition Corp. IV
110 East 59th Street
New York, NY 10022

> **Re: CF Acquisition Corp. IV**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 31, 2022**
> **File No. 001-39824**

Dear Ms. Novak:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction